

July 8, 2011

<u>Via Facsimile</u>
Mr. Kyle Gotshalk
President and Director
VSUS Technologies Incorporated
18565 Soledad Canyon Road #153
Canyon Country, CA 91351

> **Re:** **VSUS Technologies Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed June 10, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 11, 2011**
> **File No. 333-51274**

Dear Mr. Gotshalk:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 17, 2011.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Balance Sheet, page F-3</u>

1.   We note that the total assets reported as of December 31, 2009 does not equal the sum of the individual line items. Please revise your balance sheet to address this issue. Also ensure that you make conforming changes as necessary to other financial statements and financial information throughout your document.

Item 8A. Controls and Procedures, page 18

2.   We note your disclosure on page 18 which reflects management's conclusion that your
        disclosure controls and procedures were not effective. Please revise your disclosure to
        describe the material factors that led to this conclusion.

3.   We note your disclosure in the first paragraph on page 19 which reflects management's
        conclusion that your internal controls over financial reporting <u>were</u> <u>not effective</u> as of
        December 31, 2010. However we further note that your disclosure in the fifth paragraph
        on page 19 reflects management's conclusion that your internal controls over financial
        reporting <u>were effective</u> as of December 31, 2010. Please amend your filing to include
        one conclusion. Additionally, to the extent that you have concluded that internal controls
        over financial reporting were not effective as of December 31, 2010, please also include a
        discussion of any material weaknesses identified by management. Refer to Item
        308T(a)(3).

Form 10-Q for the Quarterly Period Ended March 31, 2011

General

4.   Please note that we are unable to conclude on your response to prior comments 3 and 5
        until you file your amended Form 10-Q for the quarterly period ended March 31, 2011
        for compliance with the previously issued comments.

        You may contact Jaime John at (202) 551-3446 if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202) 551-3406
with any other questions.

                                                Sincerely,

                                                /s/ Patrick Gilmore

                                                Patrick Gilmore
                                                Accounting Branch Chief